UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DAQO NEW ENERGY CORP.
 (Name of Issuer)

Ordinary Shares, par value $0.0001 per share
 (Title of Class of Securities)

23703Q203**
 (CUSIP Number)

December 31, 2018
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** The Ordinary Shares have no CUSIP number. The CUSIP number for the Issuer’s American Depositary Shares, each representing 25 Ordinary Shares, is 23703Q203.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 7 Pages

SCHEDULE 13G

CUSIP No. 23703Q203		Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NUMERIC INVESTORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13G

CUSIP No. 23703Q203		Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MAN GROUP PLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
577,950

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
577,950

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
577,950

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.18%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

SCHEDULE 13G

Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Daqo New Energy Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

666 Longdu Avenue, Wanzhou, Chongqing 404000, People's Republic of China

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Numeric Investors LLC (the “Investment Manager”); and
(ii)	Man Group plc (the “Parent Company”).

This Statement relates to Shares (as defined herein) held by certain funds and/or managed accounts to which the Investment Manager serves as investment manager (collectively, the “Numeric Funds”) and Shares held by certain funds and/or managed accounts to which GLG Partners LP (the “Additional Investment Manager”) serves as investment manager (collectively, the “GLG Funds” and, together with the Numeric Funds, the “Funds”).  Parent Company indirectly, through various intermediate entities, controls the Investment Manager and the Additional Investment Manager.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Investment Manager is 200 Pier 4 Boulevard, 5th Floor, Boston, MA 02210.  The address of the principal business office of the Parent Company is Riverbank House, 2 Swan Lane, London EC4R 3AD, United Kingdom.

Item 2(c).	Citizenship:

The Investment Manager is a Delaware limited liability company.  The Parent Company is a United Kingdom public limited company.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

23703Q203

The Ordinary Shares have no CUSIP number.  The CUSIP number for the Issuer’s American Depositary Shares, each representing 25 Ordinary Shares, is 23703Q203.

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

SCHEDULE 13G

Page 5 of 7 Pages

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of December 31, 2018, the Investment Manager may be deemed to be the beneficial owner of 0 Shares.

As of December 31, 2018, the Parent Company may be deemed to be the beneficial owner of 577,950 Shares held by the GLG Funds.  The Parent Company hereby disclaims any beneficial ownership of any such Shares.

Item 4(b)	Percent of Class:

As of December 31, 2018, the Investment Manager may be deemed the beneficial owner of 0.0% of Shares outstanding.

As of December 31, 2018, the Parent Company may be deemed the beneficial owner of approximately 0.18% of Shares outstanding.  (There were 321,595,277 Shares outstanding as of April 12, 2018, according to the Issuer’s Prospectus Supplement filed on Form 424B5 on April 12, 2018.)

Item 4(c)	Number of Shares as to which such person has:

Investment Manager
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	0
Parent Company
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	577,950
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	577,950

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

SCHEDULE 13G

Page 6 of 7 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

NUMERIC INVESTORS LLC

By:	/s/ Christopher Ancona
Name: Christopher Ancona
Title: Chief Compliance Officer

MAN GROUP PLC

By:	/s/ Michelle Robyn Grew
Name: Michelle Robyn Grew
Title: Chief Administrative Officer

February 11, 2019